EXHIBIT 20

                           PROFFITT'S, INC.

             PROFFITT'S, INC.  AND G.R. HERBERGER'S, INC.
                       ANNOUNCE MERGER AGREEMENT

                         Contacts: Proffitt's:    Julia Bentley
                                                  (423) 981-6243
                                   Herberger's:   John Brownson
                                                  (320) 654-2236

The management of Proffitt's, Inc. has scheduled a conference call at 10:30 a.m. Eastern Time on Tuesday, November 12, 1996, to discuss the proposed business combination of the two companies. To participate, please call (904) 779-4773 (10 minutes prior to the call).

Knoxville, Tennessee and St. Cloud, Minnesota (November 8. 1996)-- --Department store retailers Proffitt's, Inc. (NASDAQ: PRFT) and G.R. Herberger's, Inc. ("Herberger's") jointly announced today that they have entered into an agreement with respect to a merger in which the two companies will be combined, with Herberger's, headquartered in St. Cloud, Minnesota, becoming a separate division of Proffitt's, Inc. ("Proffitt's"). The Boards of Directors of both companies have approved the transaction.

Proffitt's will issue 4.0 million shares of Common Stock in the transaction, representing a transaction equity value of appropriately $160 million, based upon Proffitt's November 1, 1996 closing stock price of $39.875 per share. Each share of Herberger's Common Stock will be converted into approximately .498 of a share of Proffitt's Common Stock; there are approximately 8.025 million shares of Herberger's Common Stock outstanding. The merger is expected to be completed in early 1997, and is subject to certain conditions, including regulatory approval under the Hart-Scott-Rodino Antitrust Act, an effective Registration Statement filed with the Securities and Exchange Commission, the continued exercise of fiduciary duties by the Boards of Directors of both Proffitt's and Herberger's, and approval by the shareholders of Herberger's. A Proffitt's shareholder vote is not required to approve the merger. The combination has been structured as a tax-free transaction and will be accounted for as a pooling of interests.

Proffitt's recently completed its business combination with Parisian, Inc. on October 11, 1996. Proffitt's, Inc. currently operates four department store divisions --- the Younkers Division with 48 stores in Iowa, Wisconsin, Michigan, Nebraska, Illinois, Minnesota, and South Dakota; the Parisian Division with 38 stores in Alabama, Georgia, Florida, Ohio, South Carolina, Tennessee, Indiana, and Michigan; the McRae's Division with 29 stores in Alabama, Mississippi, Florida, and Louisiana; and the Proffitt's Division with 26 stores in Tennessee, Virginia, Georgia, Kentucky, North Carolina, and West Virginia. For the latest twelve months ended August 3, 1996 (which does not include the operations of Parisian), the Company achieved record sales of $1.336 billion and record net income and fully diluted earnings per share (before non-recurring items) of $40.7 million and $1.87, respectively.

Herberger's is an employee-owned regional department store company with 40 stores in Minnesota, Montana, Nebraska, Wisconsin, North Dakota, South Dakota, Iowa, Colorado, Illinois, and Wyoming. For the latest twelve months ended August 3, 1996, Herberger's recorded sales of $328.5 million and net income (before employee stock ownership plan contribution and related charges) of $9.9 million. As of August 3, 1996, Herberger's had approximately $36 million of indebtedness.

On a combined basis, the Company will operate 181 department stores in twenty-four states with annualized revenues in excess of $2.3 billion.

R. Brad Martin, Chairman and Chief Executive Officer of Proffitt's, Inc., and Robert J. Sullivan, Chairman and Chief Executive Officer of G.R. Herberger's, Inc., expressed their enthusiasm for and commitment to the combination of the two companies. Mr. Martin stated, "This transaction is a significant step in achieving our strategic growth plans and further enhances Proffitt's position as one of the largest regional specialty department store chains in the United States. Our combination with Herberger's will increase our ability to enjoy substantial benefits associated with economics of scale in the consolidating department store industry, while retaining the flexibility to serve our customers effectively on a market by market basis. We believe that this merger will create value for our shareholders and opportunities for our associates."

Mr. Martin further commented, "Proffitt's, Inc. operates stores in both small markets and larger metropolitan areas. The combination with Herberger's is a complement to our 'smaller market' strategy, where in many cases, we are the principal branded department store. The contiguous geographical relationship of our stores, with virtually no market overlap, makes this combination a natural fit. With this significant presence in an attractive section of the United States, we see further opportunities for growth in Herberger's existing regions."

Mr. Sullivan stated, "Our combination with Proffitt's will provide our employees and our shareholders with an interest in the fastest growing department store company in the country and in a company with a proven performance record. Proffitt's operating structure and philosophy will enable our organization to operate as a separate division within Proffitt's, Inc. and at the same time, enjoy the benefits of shared resources and economies of scale. We believe Proffitt's growth orientation will create further opportunities for the Herberger's team."

Mr. Martin concluded, "We anticipate a smooth integration of Herberger's into our organization. We expect the merger to be accretive to the earnings of Proffitt's, Inc. in 1997 upon the realization of modest synergies in the combined business. The transaction will also improve the financial leverage of Proffitt's, Inc., enhancing our capital structure and providing flexibility for the consideration of future strategic growth opportunities."

Upon closing the transaction, the Company will incur certain non-recurring charges related to the costs of the transition and the restructuring of Herberger's operations.

This announcement is neither an offer of securities nor a solicitation of proxies. An offering will only be made by means of a prospectus which is part of an effective registration statement, and proxies will only be solicited pursuant to a definitive proxy statement.